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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA
REPORTS FOURTH QUARTER RESULTS

FOURTH QUARTER
Net Revenues increased by 16%
Station Operating Cash Flow increased by 28%
Adjusted EBITDA increased by 30%

YEAR
Net Revenues increased by 14%
Station Operating Cash Flow increased by 74%
Adjusted EBITDA increased by 102%
Net income of €30.3 million or €1.05 per share

        LUXEMBOURG, March 1, 2004—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months and year ended December 31, 2003.

        Results, which are attached, are in thousands of euros (except per share data) converted from local currencies. The following report should be read in conjunction with the accompanying, unaudited financial statements. Financial highlights are as follows:

	Three months ended December 31,			Year ended December 31,
	2002	2003	% change	2002	2003	% change
Net revenue	€169,041	€195,881	15.9%	€510,854	€581,691	13.9%
Station operating cash flow(1)	31,987	41,067	28.4%	50,701	88,160	73.9%
Adjusted EBITDA(2)	27,870	36,271	30.1%	36,186	73,051	101.9%
Operating income	19,604	23,592	20.3%	11,715	43,205	268.8%
Net income (loss)(3)	(15,373)	2,637		(35,724)	30,270
Net income (loss) per common share	€(0.54)	€ 0.09		€(1.25)	€1.05
Weighted average common shares	28,573	29,158		28,492	28,754
Cash provided by operating activities	20,331	51,124		11,459	78,320
Station operating cash flow margin(4)	18.9%	21.0%		9.9%	15.2%
Adjusted EBITDA margin(4)	16.5%	18.5%		7.1%	12.6%

(1)
Station operating cash flow ("STOCF") is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 11).

(2)
Adjusted EBITDA is defined as operating income plus non-cash compensation, depreciation and amortization expenses (see page 12).

(3)
The net income (loss) for the year ended December 31, 2003, includes a non-cash investment gain of €29.2 million realized on the Veronica transaction completed on September 1, 2003.

(4)
Station operating cash flow margin is STOCF expressed as a percentage of net revenue, and adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net revenue.

        Commenting on the results, Markus Tellenbach, SBS's Chief Executive Officer, said: "2003 was a year of tremendous progress for SBS across all operating metrics as we executed on our business plan and turned the corner to profitability. Our top line increased by 14%, significantly outperforming our markets, while our continued focus on operating leverage drove station operating cash flow to a 74% increase. This operating success, lead by the efforts of our station management teams, drove a 54% improvement in our station operating cash flow margin.

        "The year was also successful on the strategic front as we expanded our radio group across Scandinavia and added profitable print operations and the strong Veronica brand to our assets in the Netherlands. Further, we generated significant cash from the sale of non-strategic assets, including our interest in TVN in Poland. As a result, we dramatically improved our balance sheet and ended the year with cash exceeding our long-term debt by approximately €100 million. We enter 2004 with strong market positions across our pan-European footprint and a continued focus on margin expansion and profitability. With a strong balance sheet and the free cash flow generation of our asset base, we will continue to seek expansion opportunities that complement our current operations."

Recent Developments

        In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS, respectively. The total purchase price of these acquisitions was approximately €17.5 million, payable in SBS common shares, subject to certain guarantees. The acquisitions were completed on September 8, 2003.

        In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, is 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our five Swedish stations and Bonnier's 14 Swedish stations, was completed on October 1, 2003.

        On September 1, 2003, we completed our acquisitions of certain media assets from Veronica Holding BV in The Netherlands. In the transaction, our Dutch subsidiary SBS Broadcasting BV has obtained the right to the "Veronica" brand for television uses and has rebranded and relaunched its television channel V8 as Veronica on September 20, 2003. In addition, SBS Broadcasting BV acquired the company that publishes the weekly television and radio guide Veronica Magazine. Veronica Magazine is the largest weekly publication in the Netherlands, with a circulation of approximately 1.1 million. As a result of this transaction, Veronica Holding BV was issued a 10% equity interest in SBS Broadcasting BV, subject to change based on settlement of a final purchase price adjustment. We recorded a non-cash investment gain of €29.2 million on this transaction, which is reflected in our net income for the year ended December 31, 2003.

        On December 2, 2003, we sold our 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for a cash consideration of €131.6 million, at a loss of €8.9 million.

        On November 18, 2003, we called for redemption of all of our 7% Convertible Subordinated Notes Due December 1, 2004 (the "Notes"), which had an outstanding principal amount of $53.6 million after the repurchase and cancellation of $11.4 million on October 31, 2003. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS common shares at the conversion price of $29.13 per common share. The remaining outstanding principal amount, €0.4 million, was redeemed for cash.

        During the fourth quarter of 2003 holders of options to purchase 566,667 of our common shares exercised their options with net proceeds of €9.5 million to the Company. At December 31, 2003 the total number of shares outstanding was 31,016,834.

        On December 4, 2003, we sold our 20% equity interest in ATV in Austria for a cash consideration of €1 million.

Financial Statements

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three months and year ended December 31, 2003 compared to the three months and year ended December 31, 2002, we divide our operations into three segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark) and jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary) and jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. Our New Media activities are no longer considered a reportable segment and the results are included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and from September 2003 Radio 2 (in Denmark) and jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Malmoe and Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm, and from October 2003 Mix Megapol and Vinyl (in Sweden) and jointly referred to as "our Swedish Radio operations"; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as "our Norwegian Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland) and jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "Print operations", which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

        Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania, ATV in Austria (through December 4, 2003), and through to October 21, 2002, Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

        The consolidated statements of operations and balance sheet have been prepared on the basis of a preliminary purchase price allocation of the acquisitions completed during the third and fourth quarter. The final purchase price allocation will be completed during the first quarter of 2004.

Operating Expenses as a Percentage of Net Revenue

	Three months ended December 31,		Year ended December 31,
	2002	2003	2002	2003
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	64.8%	61.3%	71.6%	66.7%
Selling, general and administrative expenses	16.3%	17.7%	18.4%	18.1%
Corporate expenses	2.4%	2.4%	2.8%	2.6%
Non-cash compensation	0.6%	2.3%	0.3%	0.9%
Depreciation and Amortization	4.3%	4.2%	4.5%	4.3%

Three months ended December 31, 2003 compared to three months ended December 31, 2002

Net Revenue

        Net revenue increased €26.9 million, or 16%, from €169.0 million for the three months ended December 31, 2002 to €195.9 million for the three months ended December 31, 2003.

        The net revenues increased €4.6 million, or 3%, at our Television operations, mainly due to increased net revenues of €4.3 million, or 31%, at VT4 and of €1.9 million, or 9%, at Kanal 5, as a result of increased viewing shares. Such increases were partly offset by decreased net revenues of €1.9 million, or 3%, at our Dutch television operations, mainly due to a decrease in sponsored programming with a corresponding decrease in programming expenses.

        Our Radio operations net revenues increased €6.3 million, or 64%, mainly due to revenues at the newly acquired operations and increased revenues at our Finnish Radio operations and Lampsi.

        Our newly acquired Print operations had net revenues of €15.9 million.

Station Operating Expenses

        Station operating expenses increased €10.5 million, or 10%, from €109.6 million for the three months ended December 31, 2002 to €120.1 million for the three months ended December 31, 2003, mainly due to expenses at our newly acquired operations of €12.5 million. Station operating expenses expressed as a percentage of net revenues were 64.8% and 61.3% for the three months ended December 31, 2002 and 2003, respectively.

        Our Television operations had decreased station operating expenses of €2.0 million, or 2%, for the three months ended December 31, 2003, compared to the three months ended December 31, 2002, mainly due to decreased programming expenses at our Dutch Television operations of €4.5 million. Such decreases were partly offset by increased programming expenses at our Danish Television operations of €2.1 million, or 26%, mainly due to the Big Brother show.

        Our Radio operations had increased station operating expenses of €2.8 million, or 69%, mainly due to expenses at the newly acquired operations.

        Our newly acquired Print operations had print and distribution expenses of €9.8 million.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €7.2 million, or 26%, from €27.5 million for the three months ended December 31, 2002 to €34.7 million for the three months ended December 31, 2003, due to expenses of €7.2 million at our newly acquired operations. Excluding such expenses, our selling, general and administrative expenses were unchanged from 2002 to 2003. Selling, general and administrative expenses expressed as a percentage of net revenues were 16.3% and 17.7% for the three months ended December 31, 2002 and 2003, respectively.

Corporate Expenses

        Corporate expenses increased €0.7 million, or 16%, from €4.1 million for the three months ended December 31, 2002 to €4.8 million for the three months ended December 31, 2003, mainly due to an increase in the performance bonuses accrued. Corporate expenses expressed as a percentage of net revenues were 2.4% and 2.4% for the three months ended December 31, 2002 and 2003, respectively.

Non-cash Compensation

        Non-cash compensation increased €3.6 million from €0.9 million for the three months ended December 31, 2002 to €4.5 million for the three months ended December 31, 2003. The increase primarily relates to the impact of our increasing share price over the second half of 2003 on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.6% and 2.3% for the three months ended December 31, 2002 and 2003, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €0.9 million, or 12%, from €7.3 million for the three months ended December 31, 2002 to €8.2 million for the three months ended December 31, 2003, mainly due to depreciation and amortization at our newly acquired operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.3% and 4.2% for the three months ended December 31, 2002 and 2003, respectively.

Operating Income

        Operating income increased €4.0 million, or 20%, from €19.6 million for the three months ended December 31, 2002 to €23.6 million for the three months ended December 31, 2003, mainly due to an increase of €7.5 million at our Television operations, offset by an increase in non-cash compensation of €3.6 million.

        The increase at our Television operations was primarily attributable to increased operating income at TVNorge of €2.6 million, at Kanal 5 of €2.5 million and at VT4 of €2.0 million.

        Our Radio operations had lower operating income (loss) of €1.0 million, mainly due to increased operating losses of €1.0 million at our Swedish Radio operations and decreased operating income of €1.0 million at our Danish Radio operations. Such decreases were partly offset by increased operating income at our Finnish Radio operations of €0.9 million.

        Our newly acquired Print operations had operating income of €1.8 million.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €27.9 million from €30.9 million for the three months ended December 31, 2002 to €3.0 million for the three months ended December 31, 2003, mainly due to an impairment charge of €32.9 million recorded in 2002 on our investment in TVN in Poland.

Net Interest Expense

        Net interest expense increased €2.2 million, or 43% from €5.0 million for the three months ended December 31, 2002 to €7.2 million for the three months ended December 31, 2003. The increase was primarily attributable to a €2.2 million non-cash loss on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €5.8 million from €9.4 million for the three months ended December 31, 2002 to €3.6 million for the three months ended December 31, 2003, primarily attributable to lower currency gains in 2003 on our US dollar-denominated debt.

Investment Gain (Loss)

        We recorded an investment loss of €0.9 million in the three months ended December 31, 2003, mainly due to an adjustment of the non-cash investment gain recognized on the Veronica transaction completed on September 1, 2003 to properly reflect updated purchase price adjustments. In the three months ended December 31, 2002, we had investment losses of €3.7 million, mainly related to an impairment charge recorded on our investment in Lions Gate Entertainment Corp. In June 2003 we sold our shares in Lions Gate Entertainment Corp. for $9.0 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. at an exercise price of $5 per share.

Gain (Loss) on Extinguishment of Debt

        In the three months ended December 31, 2003, we recorded a loss of €0.2 million on the extinguishment of $11.4 million face value of our 7% Convertible Subordinated Notes, compared to a gain of €1.3 million recorded in the three months ended December 31, 2002 on the extinguishment of $5.0 million of our 7% Convertible Subordinated Notes.

Other Expenses, Net

        Other expenses, net, decreased €0.3 million from €1.0 million for the three months ended December 31, 2002 to €0.7 million for the three months ended December 31, 2003.

Income Taxes

        Income taxes increased €8.9 million from €0.5 million for the three months ended December 31, 2002 to €9.4 million for the three months ended December 31, 2003, mainly due to increased income taxes at our Dutch Television operations of €8.9 million.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €18.0 million from a loss of €15.4 million for the three months ended December 31, 2002 to an income of €2.6 million for the three months ended December 31, 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net Revenue

        Net revenue increased €70.8 million, or 14%, from €510.9 million for the year ended December 31, 2002 to €581.7 million for the year ended December 31, 2003. The increase was primarily attributable to increased net revenues of €38.9 million, or 8%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €15.3 million, or 23%, and €9.6 million, or 14%, respectively. Our Dutch Television operations had increased net revenues of €7.7 million, or 4%, VT4 had increased net revenues of €8.0 million, or 18%, and TVNorge had increased net revenues of €2.0 million, or 4%. Our Danish Television operations had marginally increased net revenues.

        Our Radio operations net revenues increased €11.0 million, or 31%, mainly due to increased revenues at our Finnish Radio operations and Lampsi, and net revenues at our newly acquired operations.

        Our newly acquired Print operations had net revenues of €21.0 million.

Station Operating Expenses

        Station operating expenses increased €22.2 million, or 6%, from €366.0 million for the year ended December 31, 2002 to €388.2 million for the year ended December 31, 2003, mainly due to expenses at our newly acquired operations. Station operating expenses expressed as a percentage of net revenues were 71.6% and 66.7% for the year ended December 31, 2002 and 2003, respectively.

        Station operating expenses at our Television operations increased €5.8 million, or 2%, mainly due to increased programming expenses of €4.4 million, €2.5 million and €2.2 million at our Hungarian Television operations, VT4 and Kanal 5, respectively. Such increases were partly offset by decreased station operating expenses at TVNorge of €3.9 million, or 10%, mainly due to savings made on the change in 2002 from analogue to digital distribution.

        Our Radio operations had increased station operating expenses of €3.8 million, or 26%, mainly due to expenses at our newly acquired operations.

        Our newly acquired Print operations had print and distribution expenses of €12.6 million.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €11.2 million, or 12%, from €94.2 million for the year ended December 31, 2002 to €105.4 million for the year ended December 31, 2003, primarily attributable to expenses at our newly acquired operations of €9.4 million. Excluding such increases, the selling, general and administrative expenses increased €1.8 million, or 2%. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.4% and 18.1% for the year ended December 31, 2002 and 2003, respectively.

        Selling, general and administrative expenses at our Television operations increased €1.2 million, or 2%, mainly due to increased external expenses of €1.5 million at our Dutch Television operations, primarily increased office rent and salaries, and increased external expenses of €2.4 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €0.8 million and €0.5 million at TV Norge and TV2 in Hungary, respectively.

        Our Radio operations had increased selling, general and administrative expenses of €4.8 million, or 29%, primarily due to expenses at our newly acquired operations.

        Our newly acquired Print operations had selling, general and administrative expenses of €5.2 million.

Corporate Expenses

        Corporate expenses increased €0.6 million, or 4%, from €14.5 million for the year ended December 31, 2002 to €15.1 million for the year ended December 31, 2003, mainly due to an increase in the performance bonuses accrued. Corporate expenses expressed as a percentage of net revenues were 2.8% and 2.6% for the year ended December 31, 2002 and 2003, respectively.

Non-cash Compensation

        Non-cash compensation increased €3.4 million from €1.6 million for the year ended December 31, 2002 to €5.0 million for the year ended December 31, 2003. The increase primarily relates to the impact of our increasing share price over the second half of 2003 on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.3% and 0.9% for the year ended December 31, 2002 and 2003, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €2.0 million, or 9%, from €22.9 million for the year ended December 31, 2002 to €24.9 million for the year ended December 31, 2003, mainly due to depreciation and amortization at our newly acquired operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.5% and 4.3% for the year ended December 31, 2002 and 2003, respectively.

Operating Income

        Operating income increased €31.5 million from €11.7 million for the year ended December 31, 2002 to €43.2 million for the year ended December 31, 2003, primarily attributable to increased operating income of €31.5 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €10.4 million, and €4.6 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €5.9 million, at VT4 of €5.9 million and at TVNorge of €6.5 million.

        Our Radio operations had increased operating income of €1.5 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

        Our newly acquired Print operations had an operating income of €2.5 million.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €25.9 million from €33.2 million for the year ended December 31, 2002 to €7.3 million for the year ended December 31, 2003, mainly due to an impairment charge of €32.9 million recorded in 2002 on our investment in TVN in Poland, compared to a loss of €8.9 million recorded in 2003 on the sale of our investment. The decrease was also attributable to the absence in 2003 of net losses of €5.1 million associated with our interest in ATV in Austria recorded in the year ended December 31, 2002.

Net Interest Expense

        Net interest expense decreased €0.6 million, or 2%, from €25.2 million for the year ended December 31, 2002 to €24.6 million for the year ended December 31, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the US dollar against the euro and the repurchase of $10 million face value of the notes in December 2002 and March 2003. This decrease was partly offset by a €2.2 million loss on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €8.3 million, from €20.5 million for the year ended December 31, 2002 to €12.2 million for the year ended December 31, 2003, primarily attributable to a lower currency gain in 2003 on our US dollar-denominated debt.

Investment Gains (Losses)

        Investment gains (losses) improved €32.1 million from a loss of €3.0 million for the year ended December 31, 2002 to a gain of €29.1 million for the year ended December 31, 2003, mainly due to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the newly acquired Print operations.

Gain (Loss) on Extinguishment of Debt

        In the year ended December 31, 2003, we recorded a loss of €0.1 million realized on the extinguishment of $16.4 million face value of our 7% Convertible Subordinated Notes, compared to a gain of €1.3 million recorded in the year ended December 31, 2002 on the extinguishment of $5.0 million of our 7% Convertible Subordinated Notes.

Other Expenses, Net

        Other expenses, net, were unchanged €2.6 million for the years ended December 31, 2002 and 2003.

Income Taxes

        Income taxes increased €12.1 million from €0.7 million for the year ended December 31, 2002 to €12.8 million for the year ended December 31, 2003, mainly due to increased taxes at our Dutch Television operations and Kanal 5 of €8.9 million and €2.3 million, respectively.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €66.0 million from a loss of €35.7 million for the year ended December 31, 2002 to an income of €30.3 million for the year ended December 31, 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) improved €36.8 million from a loss of €35.7 million for the year ended December 31, 2002 to an income of €1.1 million for the year ended December 31, 2003.

Station Operating Cash Flow

        "Station operating cash flow" is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is a metric accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or an alternative to operating income, net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

        The following table reconciles operating income to station operating cash flow:

		Three months ended December 31,		Year ended December 31,
		2002	2003	2002	2003
Operating income		€19,604	€23,592	€11,715	€43,205
Add:	Corporate expenses	4,117	4,796	14,515	15,109
	Non-cash compensation	938	4,459	1,559	4,966
	Depreciation	5,049	4,381	15,520	15,120
	Amortization	2,279	3,839	7,392	9,760

Station operating cash flow		€31,987	€41,067	€50,701	€88,160

        Station operating cash flow for the three months ended December 31, 2003 increased €9.1 million, or 28%, compared to the three months ended December 31, 2002. The improvement was primarily attributable to increased income at Kanal 5, TVNorge and VT4 of €2.7 million, €2.6 million and €1.9 million, respectively. Our Radio operations had decreased station operating cash flow of €0.1 million, and our Print operations had station operating cash flow of €2.4 million.

        For the year ended December 31, 2003, station operating cash flow increased €37.5 million, or 74%, compared to the year ended December 31, 2002. The increase was primarily attributable to improved performance of €10.3 million, €6.7 million, €6.1 million, €5.8 million and €5.8 million at Kanal 5, TV Norge, our Dutch Television operations, our Hungarian Television operations and VT4, respectively. Our Danish Television operations and Broadcast Text had decreased station operating cash flow of €1.6 million and €0.7 million, respectively.

        Our Radio operations had increased station operating cash flow of €2.4 million, and our Print operations had station operating cash flow of €3.2 million.

Disclosure required by the Indenture for our 12% Senior Notes

	Three months ended December 31,	Year ended December 31, 2003
	2003	2003
Restricted Group Adjusted EBITDA(1)(2)	€36,529	€78,544
Unrestricted Group Adjusted EBITDA(1)(2)	(258)	(5,493)

Consolidated Adjusted EBITDA(1)(3)	€36,271	€73,051

(1)
Adjusted EBITDA represents operating income before depreciation and amortization expenses and non-cash compensation. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP and should not be considered a substitute for operating income, net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because not all companies calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Unrestricted Subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001 and as amended July 13, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Restricted Subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Ameron Srl. (prima TV in Romania).

(3)
The following table reconciles operating income to Adjusted EBITDA:

		Three months ended December 31,		Year ended December 31,
		2002	2003	2002	2003
Operating income		€19,604	€23,592	€11,715	€43,205
Add:	Non-cash compensation	938	4,459	1,559	4,966
	Depreciation	5,049	4,381	15,520	15,120
	Amortization	2,279	3,839	7,392	9,760

Consolidated Adjusted EBITDA		€27,870	€36,271	€36,186	€73,051

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that we enter 2004 with strong market positions across our pan-European footprint and that our asset base will generate free cash flow, which we will use to continue to seek expansion opportunities that complement our current operations. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our directors or officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in foreign exchange rates; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations; the effects of technological changes in broadcasting; our ability to integrate recent acquisitions, and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Teleconference

        SBS will hold a teleconference to discuss its fourth quarter and full-year results on Tuesday, March 2, 2004 at 10:00 a.m. (New York Time) and 4:00 p.m. (Luxembourg Time). To access the teleconference, please dial +1-973-409-9262. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. A replay of the teleconference will be available through March 9, 2004, and can be accessed by dialing +1-877-519-4471 or +1-973-341-3080, passcode: 4505493. The webcast will be archived on the Company's web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden. In addition, SBS has publishing operations in The Netherlands.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Nick Laudico/Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667	Jeff Pryor Pryor Associates Tel: +1 818 382 2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +1 44 207 282 2924

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except per share data)

	Three months ended December 31,		Year ended December 31,
	2002	2003	2002	2003
Net revenue	€169,041	€195,881	€510,854	€581,691
Operating expenses:
Station operating expenses	109,564	120,103	365,963	388,176
Selling, general and administrative expenses	27,490	34,711	94,190	105,355
Corporate expenses	4,117	4,796	14,515	15,109
Non-cash compensation	938	4,459	1,559	4,966
Depreciation	5,049	4,381	15,520	15,120
Amortization	2,279	3,839	7,392	9,760

Total operating expenses	149,437	172,289	499,139	538,486

Operating income	19,604	23,592	11,715	43,205
Equity in loss from unconsolidated subsidiaries	(30,872)	(2,953)	(33,232)	(7,273)
Interest income	536	797	1,656	1,669
Interest expense	(5,571)	(8,002)	(26,831)	(26,288)
Foreign exchange gain	9,360	3,624	20,491	12,167
Investment gain (loss)	(3,515)	(940)	(2,957)	29,121
Gain (loss) on extinguishments of debt	1,335	(249)	1,335	(140)
Other expense, net	(996)	(723)	(2,601)	(2,605)

Income (loss) before income taxes and minority interest	(10,119)	15,146	(30,424)	49,856
Income taxes	(483)	(9,429)	(666)	(12,750)

Income (loss) before minority interest	(10,602)	5,717	(31,090)	37,106
Minority interest in income, net	(4,771)	(3,080)	(4,634)	(6,836)

Net income (loss)	€(15,373)	€2,637	€(35,724)	€30,270

Net income (loss) per common share—basic	€(0.54)	€0.09	€(1.25)	€1.05

Net income (loss) per common share—diluted	€(0.54)	€0.09	€(1.25)	€1.04

Weighted average common shares—basic	28,573	29,158	28,492	28,754

Weighted average common shares—diluted	28,573	30,752	28,492	29,172

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro, except share data)

	December 31,	December 31,
	2002	2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€245,836
Short-term investments	10,408	528
Accounts receivable trade, net of allowance for doubtful accounts of €4,990 (€2,625 in 2002)	82,291	95,533
Accounts receivable, affiliates	1,480	1,404
Restricted cash and cash in escrow	1,574	1,853
Program rights inventory, current	111,329	102,880
Other current assets	20,031	18,149

Total current assets	294,153	466,183
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	35,581
Goodwill and intangible assets	111,610	222,997
Program rights inventory, non-current	71,982	65,079
Deferred financing cost, net of accumulated amortization	6,395	4,447
Investments in and advances to unconsolidated subsidiaries	143,664	3,791
Other assets	2,101	1,200

Total assets	€667,511	€799,278

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,903	€34,537
Accrued expenses	53,824	85,490
Program rights payable, current	68,185	58,921
Incomes taxes payable	629	4,378
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	3,328
Deferred income	13,668	41,862

Total current liabilities	177,275	228,516
Program rights payable, non-current	31,187	31,190
7% convertible subordinated notes due 2004	66,749	—
12% senior notes due 2008	135,000	134,700
Other long-term debt	22,232	9,607
Deferred tax, non-current	—	27,440
Other non-current liabilities	13,247	28,707
Minority interest	23,115	61,051
Shareholders' equity:
Common shares (authorized 75,000,000 issued 31,016,834 (28,623,120 in 2002) at par value €2.00)	57,246	62,034
Additional paid-in capital	617,214	669,835
Accumulated deficit	(475,019)	(444,749)
Unearned compensation	—	(1,499)
Treasury shares at cost (997 common shares (2,235 in 2002))	(502)	(28)
Accumulated other comprehensive loss	(233)	(7,526)

Total shareholders' equity	198,706	278,067

Total liabilities and shareholders' equity	€667,511	€799,278

SBS BROADCASTING SA
OPERATING RESULTS BY SEGMENT (UNAUDITED)
(in thousands of euro)

		Three months ended December 31,		Year ended December 31,
		2002	2003	2002	2003
Television operations
Net revenue:
TV Norge	(in Norway)	€15,268	€16,407	€50,563	€52,549
Kanal 5	(in Sweden)	22,135	24,077	67,721	83,030
TV Danmark 1 and 2	(in Denmark)	10,856	11,219	40,088	40,138
VT4	(in Belgium)	13,841	18,120	45,474	53,461
SBS6, NET5 and Veronica	(in the Netherlands)	68,814	66,945	193,585	201,310
TV2	(in Hungary)	26,052	25,771	69,024	78,623
Other		1,938	1,344	8,768	4,988

Total net revenue		159,264	163,883	475,223	514,099

Station operating expenses		105,552	103,553	351,045	356,828
Selling, general and administrative expenses		23,086	22,948	77,789	79,032
Depreciation and amortization		6,408	5,705	19,762	20,123

Total operating expenses		135,046	132,206	448,596	455,983

	Income from operations	€24,218	€31,677	€26,627	€58,116

Radio operations
Net revenue:
Denmark	€3,602	€4,294	€12,926	€14,681
Sweden	2,276	4,617	9,106	10,730
Norway	—	2,349	—	3,170
Finland	3,197	3,707	12,171	14,329
Greece	702	1,096	1,428	3,712

Total net revenue	9,777	16,063	35,631	46,622

Station operating expenses	4,012	6,784	14,918	18,727
Selling, general and administrative expenses	4,404	8,010	16,401	21,170
Depreciation and amortization	920	1,873	3,150	4,075

Total operating expenses	9,336	16,667	34,469	43,972

Income (loss) from operations	€441	€(604)	€1,162	€2,650

Print operations
Net revenue	€—	€15,935	€—	€20,970
Station operating expenses	—	9,766	—	12,621
Selling, general and administrative expenses	—	3,753	—	5,153
Depreciation and amortization	—	642	—	682

Total operating expenses	—	14,161	—	18,456

Income from operations	€—	€1,774	€—	€2,514

Consolidated
Net revenue:	€169,041	€195,881	€510,854	€581,691

Income from operating segments	24,659	32,847	27,789	63,280
Corporate expenses	(4,117)	(4,796)	(14,515)	(15,109)
Non-cash compensation	(938)	(4,459)	(1,559)	(4,966)

Operating income	€19,604	€23,592	€11,715	€43,205

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2004
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

QuickLinks

SBS BROADCASTING SA REPORTS FOURTH QUARTER RESULTS
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands of euro, except per share data)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro, except share data)
SBS BROADCASTING SA OPERATING RESULTS BY SEGMENT (UNAUDITED) (in thousands of euro)
SIGNATURES